UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of August, 2011
Commission File Number: 001-34651
CRUDE CARRIERS CORP.
(Translation of registrant’s name into English)
3 Iassonos Street
Piraeus, 18537 Greece
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .)

Item 1 – Information Contained in this Form 6-K Report
Attached as Exhibit I are the Q2 2011 Unaudited Condensed Consolidated Financial Statements with Related Notes of Crude Carriers Corp.

2

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crude Carriers Corp.
Dated: August 5, 2011	By:	/s/ Gerasimos G. Kalogiratos
		Name:	Gerasimos G. Kalogiratos
		Title:	Chief Financial Officer and Director

3

CRU
This Exhibit II of this report on Form 6-K is hereby incorporated by reference into the proxy statement on Form F-4..
Financial Results for the six months ended June 30, 2011
Operating and Financial Review and Prospects
You should read the following discussion of our financial condition and results of operations in conjunction with our unaudited condensed consolidated Financial Statements for the six -month periods ended June 30, 2011 and 2010 and related notes included elsewhere herein. Among other things, the Financial Statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks and uncertainties discussed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2010. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
     Selected Financial Data
     (in thousands of United States Dollars, except net (loss) / income per share, dividends per share and number of shares)

	Unaudited
	For the six-month period ended June 30,
	2011	2010
Revenues	$22,621	$28,290

Expenses:
Voyage expenses	7,023	11,873
Voyage expenses — related party	284	267
Vessel operating expenses	7,245	3,217
Vessel operating expenses — related party	779	304
General and administrative expenses	4,604	623
Vessel depreciation	8,011	3,304

Operating (loss) / income	(5,325)	8,702

Other income (expense), net:
Interest expense and finance cost	(2,705)	(986)
Interest and other income	57	328

Total other expense net	(2,648)	(658)

Net (loss) / income	(7,973)	8,044

Net (loss) / income per share (basic and diluted):	$(0.51)	$0.80

Weighted-average number of shares Common shares (basic and diluted)	13,500,000	7,906,077
Class B shares (basic and diluted)	2,105,263	2,105,263
Total shares (basic and diluted)	15,605,263	10,011,340
Dividends declared per share	$0.55	$-

	Unaudited
	June 30, 2011	December 31, 2010
Assets Current assets
Cash and cash equivalents	$7,576	$10,925
Trade accounts receivable	4,280	5,722
Prepayments and other assets	350	453
Inventories	3,216	1,630

Total current assets	15,422	18,730

Fixed assets
Vessels, net	385,327	392,969

Total fixed assets	385,327	392,969

Other non-current assets
Deferred charges, net	1,770	1,598
Restricted cash	5,000	5,000

Total non-current assets	392,097	399,567

Total assets	$407,519	$418,297

Liabilities and stockholders’ equity Current liabilities
Current portion of long-term debt	$19,305	$9,652
Trade accounts payable	4,810	1,726
Due to related parties	2,930	2,333
Accrued liabilities	3,303	2,038

Total current liabilities	30,348	15,749

Long-term liabilities
Long-term debt	115,275	124,928

Total long-term liabilities	115,275	124,928

Total liabilities	145,623	140,677

Commitments and contingencies	—	—

Stockholders’ equity	261,896	277,620

Total liabilities and stockholders’ equity	$407,519	$418,297

Total shares issued and outstanding	16,004,663	15,999,663

Factors to Consider When Evaluating Our Results
     The results of operations and cash flows for the six-month periods ended June 30, 2010 reflect the operations of the M/T Miltiadis M II for the period from January 1, 2010 to March 30, 2010 when the vessel was operated as part of Capital Maritime & Trading Corp. (the “Capital Maritime” or “CMTC”) fleet and include voyage and operating expenses and the repayment of the loan that Capital Maritime had entered into on behalf of the vessel-owning company of the M/T Miltiadis M II. Prior to the completion of the initial public offering of Crude Carriers on March 17, 2010 Capital Maritime and the vessel owning company of the M/T Miltiadis M II were under common control.
Our Fleet
     The current employment of our fleet is summarized as follows:

Commencement of
Vessel Name	Employment (1)	Charter	Expiry (2)	Charterer

Alexander the Great	Spot	-	-	—
Miltiadis M II	Spot	-	-	—
Achilleas	Shell TD3 +PS	Sep 2010	Aug 2011	Shell International Trading & Shipping Co. Ltd
Amoureux	Shell TD5 +PS	Aug 2010	Aug 2011	Shell International Trading & Shipping Co. Ltd
Aias	Shell TD5 +PS	Aug 2010	Aug 2011	Shell International Trading & Shipping Co. Ltd
1.	TD3: Baltic Dirty Tanker Route 3 (Arabian Gulf —Japan) index. TD5: Baltic Dirty Tanker Route 5 (West Africa-US East Coast) index. PS: Profit Sharing. All charters with Shell are subject to a profit sharing arrangement, settled quarterly, allowing the Company to receive 50 percent of any additional revenues earned by the vessels in excess of the index related minimum base rate over the period that the actual voyage took place. All charters with Shell are also subject to 1.25% brokerage commissions on gross revenues including profit share.
2.	Earliest possible redelivery date. For M/T Achilleas the redelivery date is +/- 30 days at the charterer’s option and for the M/T Amoureux and the M/T Aias the redelivery date is +/- 15 days at the charterer’s option. In July 2011 the index based time charter of the M/T Amoureux was extended for one month.

Factors Affecting Our Future Results of Operations
     Please refer to our Form 20-F for 2010 filed on April 18, 2011 regarding the factors affecting our future results of operations.
Results of Operations
Six-month Period Ended June 30, 2011 Compared to the Six-month Period Ended June 30, 2010
     Results for the six month period ended June 30, 2011, and June 2010 differ primarily due to the increase in the number of vessels in our fleet and the additional costs we incurred in general and administrative expenses related to the definitive merger agreement with Capital Product Partners L.P. (“CPLP”) and the proxy statement on Form F-4 filed with the Securities and Exchange Commissions. The average number of vessels under operation for the six month period ended June 30, 2011 and 2010 were 5.0 and 2.01 respectively.
     In addition results of operations and cash flows for the six month period ended June 30, 2010, reflect the operations of the M/T Miltiadis M II for the period from January 1, 2010 through March 30, 2010 when the vessel was operated as part of Capital Maritime’s fleet and include voyage and operating expenses and repayment of the loan Capital Maritime had entered into on behalf of the respective vessel-owning company.
Revenues
     Time and voyage charter revenues amounted to approximately $22.6 million for the six month period ended June 30, 2011, as compared to $28.3 million for the six month period ended June 30, 2010. The decrease in revenues of $5.7 million is due to the weaker crude tanker spot market when compared to a year ago, as charter rates remained close to historical lows, due to high vessel supply. During the six month period ended June 30, 2011, three of our vessels were operated under index based time charters for the whole period, one for a part of this period and the fifth vessel was operated under voyage charters. During the six month period ended June 30, 2010, one vessel operated under voyage charters for the whole period and three for a part of this period. The fifth vessel, M/T Alexander the Great, commenced its index based time charter on June 20, 2010. Time and voyage charter revenues are mainly comprised of the charter hire received and are affected by the average number of vessels in our fleet and the charter rates.
Voyage Expenses
     Voyage expenses for the six month period ended June 30, 2011, amounted to $7.3 million, as compared to $12.1 million for the six month period ended June 30, 2010. For both periods the Company commissions resulting from the commercial management agreement with our manager stood at $0.3 million. The decrease in voyage expenses during the six month period ended period June 30, 2011 is primarily due to the increase of the number of our vessels operated under time charters.
     Voyage expenses for the six month period ended June 30, 2011 and 2010 consisted primarily of bunker consumption, port and canal costs and commissions payable under our voyage and time charter agreements. Voyage costs, except for commissions, are paid for by the charterer under time charters and by the owner under voyage charters.
Vessel Operating Expenses
     For the six month period ended June 30, 2011, our vessel operating expenses amounted to approximately $8.0 million, of which $0.8 million was incurred under the management agreement with our manager. For the six month period ended June 30, 2010, our vessel operating expenses amounted to approximately $3.5 million of which $0.3 million was incurred under the management agreement with our manager. The increase of $4.5 million to the vessel operating expenses during the six month period ended June 30, 2011, is attributable to the higher average number of vessels in operation as compared to the six month period ended June 30, 2010.
     Vessel operating expenses are all expenses relating to the operation of the vessel, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and other miscellaneous expenses.

General and Administrative Expenses
General and administrative expenses amounted to $4.6 million for the six month period ended June 30, 2011, and include board of directors and officers’ fees and expenses, audit fees, other fees related to the expenses of the publicly traded company, a $1.1 million non-cash allocation related to the equity incentive plan and a $1.9 million related to the definitive merger agreement with Capital Product Partners L.P. (“CPLP”) and the proxy statement on Form F-4 filed with the Securities and Exchange Commission. For the six month period ended June 30, 2010, general and administrative expenses were $0.6 million. This increase of $4.0 million to the general and administrative expenses reflects the longer period we operated as publicly traded company during the six month period ended June 30, 2011, as compared to the six month period ended June 30, 2010, the expenses we incurred in connection with the definitive merger agreement with CPLP, and the non cash expense we incurred related to the equity incentive plan.
Depreciation
     Vessel depreciation of fixed assets amounted to $8.0 million for the six month period ended June 30, 2011, as compared to $3.3 million for the six month period ended June 30, 2010, due to the increase of the average number of vessels.
     The amount of depreciation for the six month period ended June 30, 2011, represents depreciation on five vessels for the whole period. The amount of depreciation for the six month period ended June 30, 2010, represents depreciation on one vessel for the whole period and on four vessels for part of the period.
Other Expense, Net
     Other expense, net for the six month period ended June 30, 2011, was approximately $2.6 million representing interest expense under our revolving credit facility, amortization of financing charges and bank charges as compared to $0.7 million for the six month period ended June 30, 2010 which mainly represents interest expense, amortization of financing charges net of interest income. The increase of $1.9 million to other expense net is mainly due to the higher interest expense incurred during the six month period ended June 30, 2011 as compared to the six month period ended June 30, 2010 as we drew down the amount of $134.6 million from our credit facility in June 2010.
Net (Loss) / Income
     Net loss for the six-month period ended June 30, 2011, amounted to $8.0 million as compared to net income of $8.0 million for the six-month period ended June 30, 2010.
Liquidity and Capital Resources
     As at June 30, 2011, total cash and cash equivalents were $7.6 million, restricted cash was $5.0 million, and total liquidity including cash and undrawn long-term borrowings was $78.0 million.
     As at December 31, 2010, total cash and cash equivalents were $10.9 million, restricted cash was $5.0 million, and total liquidity including cash and undrawn long-term borrowings was $81.3 million.
     We anticipate that our primary sources of funds for our liquidity needs will be cash flows from operations and working capital borrowings. As our vessels come up for rechartering, depending on the prevailing market rates, we may not be able to recharter them at levels similar to their current charters which may affect our future cash flows from operations. Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon internal and external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund any acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the Business Opportunities Agreement or acquisitions from third parties.
     As at June 30, 2011 and December 31, 2010, we had $65.4 million in undrawn amounts under our revolving credit facility.
     Total Stockholders’ Equity as of June 30, 2011, amounted to $261.9 million as compared to $277.6 as at December 31, 2010. The decrease in Stockholders’ equity is due to:
•	the Company’s net loss for the six month period ended June 30, 2011, of $8.0 million;
•	the distributions paid to shareholders during the same period amounting to $8.8 million; and
•	the allocation of the equity incentive plan amounting to $1.1 million.

     Notwithstanding the recent global economic downturn and the recent recovery, the likely strength and duration of which it is not possible to predict and subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.
Cash Flows
     Our cash flow statements reflect the operations of the Company and include proceeds from our IPO, proceeds from our revolving credit facility, payment of dividends to our shareholders, payments made to our Manager according to our management agreement, expenses incurred by us while operating the vessels currently in our fleet, including expenses associated with voyage and operating expenses and interest repayment of our revolving credit facility, as well as certain payments made by us to shipyards prior to the delivery of the relevant vessels.
     Our cash flow statement for the six month period ended June 30, 2011 reflects the operations of the Company and its subsidiaries.
     Our cash flow statement for the six month period ended June 30, 2010 reflects the operations of the Company and its subsidiaries as well as the operations of the vessel-owning company of the M/T Miltiadis M II for the period from January 1, 2010 to March 30, 2010 when the vessel was operated as part of Capital Maritime’s fleet and include voyage and operating expenses and repayment of the loan Capital Maritime had entered into on behalf of the respective vessel-owning company.
     The following table summarizes our cash and cash equivalents provided by / (used in) operating, financing and investing activities for the years presented in millions:

	For the six month period
	ended June 30,
	2011	2010
Net Cash Provided by / (Used in) Operating Activities	$5.5	$(3.6)
Net Cash Used in Investing Activities	$(0.02)	$(403.9)
Net Cash (Used in) / Provided by Financing Activities	$(8.8)	409.4
Net Cash Provided by / (Used in) Operating Activities
     Net cash provided by operating activities increased to $5.5 million for the six month period ended June 30, 2011 from $(3.6) million used in operating activities for the same period in 2010 primarily due to the increase in the number of vessels operated in 2011 and the different charter arrangements as for the six months period ended June 30, 2011 the majority of our vessels operated under time charters compared to the six months period ended June 30, 2010 where our vessels operated under voyage charters. During the six month period ended June 30, 2011 the five vessels comprising our fleet were under operation for the whole period whereas in the same period of 2010 only one vessel was operated for the whole period and the other four vessels for a part of this period. In addition, the working capital of the vessel owning company of the M/T Miltiadis M II for the period from January 1, 2010 through March 30, 2010 when the vessel was operated as part of Capital Maritime fleet was retained by Capital Maritime.
Net Cash Used in Investing Activities
     Cash is used primarily for vessel acquisitions and changes in net cash used in investing activities are primarily due to the number of vessels acquired in the relevant period. We expect to rely primarily upon external and internal financing sources, including bank borrowings and the issuance of debt and equity securities as well as cash in order to fund any future vessels acquisitions or expansion and investment capital expenditures.
     For the six month period ended June 30, 2011, net cash used in investing activities of $0.02 million reflecting payments for the capitalized expenses of our fleet.
     For the six month period ended June 30, 2010, net cash used in investing activities of $403.9 was comprised of:
A.	Vessel acquisitions of 398.9 which is analyzed as follows:
•	$193.9 million, representing the construction cost plus initial expenses of the M/T Alexander the Great and the M/T Achilleas; and

•	$205.0 million, representing the acquisition cost of the M/T Miltiadis M II, the M/T Amoureux and the M/T Aias. This amount also includes the 1% sales and purchase commission of $1.3 million on the acquisition price of the M/T Aias and the M/T Amoureux which was paid to Capital Maritime under the terms of our management agreement; and
B.	$5.0 million representing the increase to our restricted cash which is the minimum amount of free cash we were required to maintain under our revolving credit facility on June 30, 2011.
Net Cash (Used in) / Provided by Financing Activities
     Net cash used in financing activities amounted to $8.8 million for the six month period ended June 30, 2011, as compared to net cash provided by financing activities of $409.4 million for the six month period ended June 30, 2010.
     During the six month period ended June 30, 2011, we paid dividends of $8.8 million to our shareholders.
     During the six month period ended June 30, 2010 there was no dividends payment.
     For the six month period ended June 30, 2010 we received proceeds of $134.6 million from the issuance of long-term debt offset by the payment of loan issuance costs of $1.4 million reflecting the issuance costs of our revolving credit facility.
        .
     During the six month period ended June 30, 2010, we successfully completed our IPO receiving proceeds of $278.5 million after the deduction of the underwriters’ commissions and including proceeds of $40.0 million from the capital contribution made by Crude Carriers Investment Corp. During the same period we paid $0.6 million for expenses relating to our IPO.
     During the six month period ended June 30, 2010 we paid to Capital Maritime under the terms of our management a sales and purchase commission of $1.0 million on the acquisition price of the M/T Alexander the Great.
     During the six month period ended June 30, 2010 we paid $0.8 million reflecting principal repayments of the related party debt of the M/T Miltiadis M II made by Capital Maritime at the time that the vessel was operated as part of its fleet.
Borrowings
     Our long-term third party borrowings are reflected in our balance sheet as “Long-term debt” and as current liabilities in “Current portion of long-term debt”. As of June 30, 2011 and December 31, 2010, long term debt amounted to $115.3 and $124.9 million respectively. As of June 30, 2011 and December 31, 2010 the current portion of long term debt was $19.3 and $9.7 million, respectively.
     Revolving Credit Facilities
     On March 31, 2010, the Company entered into a loan agreement with Nordea Bank Finland PLC, London branch, for a $100 million revolving credit facility. On April 22, 2010, the Company replaced the $100 million facility with a facility of $150 million, by increasing the commitment amount by $50.0 million. Of the $150 million, it was agreed that an amount of up to $140 million (the “Acquisition facility”) could be used to finance the acquisition of crude oil carriers and an amount of up to $10 million (the “Working Capital facility”) could be used for general corporate purposes. On June 2 and June 22, 2010 the Company drew the amounts of $59.58 million and $75 million from the Acquisition facility in order to partially finance the acquisition of the M/T Aias and the M/T Achilleas, respectively. On September 30, 2010, the Company amended and restated its revolving credit facility to increase its borrowing capacity from $150 million to $200 million. The Company also had the option to convert the revolving credit facility into a term loan facility twelve months following any drawdown. The revolving credit facility could be converted into a term loan, until the loan is repaid and for the amounts drawn. The repayment schedule is based on a nine-year amortization profile (for the calculation of the quarterly installments) but with the final payment due in March 2015. The amortization of any outstanding amounts under our revolving credit facility is expected to start in September 2011. On May 17, 2011 the Company exercised this option and converted the two advances of its revolving credit facility into a term loan. As a result of this conversion the margin of the credit facility increased to 3.25%

from 3% upon the one year anniversary of the advances drawdown. The loan commitment fees are calculated at 1% per annum on any undrawn amount and are paid quarterly.
     As of June 30, 2011 and December 31, 2010, we had for both periods $65.4 million in available amounts under our revolving credit facility, subject to its loan terms.
     Loan interest expense for the six month period ended June 30, 2011 and 2010 was $2.2 and $0.2 million. The interest rates as of June 30, 2011 and December 31, 2010 were 3.44% and 3.29%, respectively.
     Borrowings under our revolving credit facility are jointly and severally secured by the vessel-owning companies of the collateral vessels. The credit facility also contains customary ship finance covenants, including restrictions as to changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels. We also may not be able to pay dividends to our shareholders if we are not in compliance with certain financial covenants and ratios described below or upon the occurrence of an event of default or if the aggregate market value of our collateralized vessels is less than 160% of the aggregate amount outstanding under the facility. This percentage was increased to 180% of the aggregate outstanding principal amount upon the conversion of the two advances of the facility to a term loan.
     In addition to the above, our revolving credit facility requires us to maintain minimum free consolidated liquidity of at least $1.0 million per collateralized vessel, maintain a ratio of EBITDA to net interest expense of at least 3.00 to 1.00 on a trailing four-quarter basis and maintain a ratio of Stockholders’ Equity to market adjusted total assets of no less than 30:100.
     As of June 30, 2011 and December 31, 2010 we were in compliance with all financial debt covenants.
     As a result of the conversion of the two advances of the company’s credit facility, the repayments to be made under this revolving credit facility subsequent to June 30, 2011 are as follows:

	Bank loans repayment schedule
For the twelve month period	I	ii	Total
ended June 30,
2012	9,930	9,375	19,305
2013	9,930	9,375	19,305
2014	9,930	9,375	19,305
2015	29,790	46,875	76,665
Total	$59,580	$75,000	$134,580

     Our ability to comply with the covenants and restrictions contained in our revolving credit facility and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, including interest rate developments, changes in the funding costs of our banks and changes in asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our revolving credit facility, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our revolving credit facility are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.
     Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios set out above. The recent global economic downturn has had an adverse effect on tanker asset values which is likely to persist if the economic slowdown resumes. If the estimated asset values of the vessels in our fleet continue to decrease, such decreases may limit the amounts we can drawdown under our credit facilities to purchase additional vessels and our ability to expand our fleet. In addition, we may be obligated to pre-pay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities. A decline in the market value of our vessels could also lead to a default under any prospective credit facility to which we become a party, affect our ability to refinance our credit facilities and/or limit our ability to obtain additional financing.
Off-Balance Sheet Arrangements
     As of the date of this Annual Report, we have not entered into any off-balance sheet arrangements.

Critical Accounting Policies
     A discussion of our significant accounting policies is included in Note 2 in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010. During the six month period the company amended its significant accounting policies in order to include a new policy for deferred dry docking costs.
Changes in Accounting Policies
     Deferred dry docking costs: The Company’s vessels are required to be dry docked every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are under operation. The Company has adopted the deferral method of accounting for dry-dock activities whereby costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-dock activity. Deferred dry-docking costs consists of actual costs incurred at the dry-dock yard; cost of travel, lodging and subsistence of our personnel sent to the dry-docking site to supervise; and the cost of hiring a third party to oversee the dry-docking.

CRUDE CARRIERS CORP.
INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Balance Sheets as of June 30, 2011 and December 31 2010	11
Unaudited Condensed Consolidated Statements of Operations for the six month periods ended June 30, 2011 and 2010	12
Unaudited Condensed Consolidated and Statements of Stockholders’ Equity for the six month periods ended June 30, 2011 and 2010	13
Unaudited Condensed Consolidated Statements of Cash Flows for the six month periods ended June 30, 2011 and 2010	14
Notes to Unaudited Condensed Consolidated Financial Statements	15

CRUDE CARRIERS CORP.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of United States Dollars, except number of shares)

	As of	As of
	June 30, 2011	December 31, 2010
ASSETS Current assets
Cash and cash equivalents	$7,576	$10,925
Trade accounts receivable	4,280	5,722
Prepayments and other assets	350	453
Inventories	3,216	1,630

Total current assets	15,422	18,730

Fixed assets
Vessels, net (Note 4)	385,327	392,969

Total fixed assets	385,327	392,969

Other non-current assets
Deferred charges, net	1,770	1,598
Restricted cash	5,000	5,000

Total non-current assets	392,097	399,567

TOTAL ASSETS	$407,519	$418,297

LIABILITIES AND STOCKHOLDERS’ EQUITY Current liabilities
Current portion of long term debt (Note 5)	$19,305	$9,652
Trade accounts payable	4,810	1,726
Due to related parties (Note 3)	2,930	2,333
Accrued liabilities	3,303	2,038

Total current liabilities	30,348	15,749

Long-term liabilities
Long term debt (Note 5)	115,275	124,928

Total long-term liabilities	115,275	124,928

Total liabilities	145,623	140,677

Commitments and contingencies (Note 10) Stockholders’ equity (Note 7)
Common stock (par value $0.0001 per share: 1 billion shares authorized; 13,899,400 and 13,894,400 issued and outstanding at June 30, 2011 and December 31, 2010, respectively.)	2	2
Class B stock (par value $0.0001 per share: 100 million shares authorized; 2,105,263 issued and outstanding at June 30, 2011 and December 31, 2010) (Note 7).	—	—
Additional paid-in capital	281,843	280,793
Accumulated deficit	(19,949)	(3,175)

Total stockholder’s equity	261,896	277,620

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	407,519	$418,297

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CRUDE CARRIERS CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of United States Dollars, except number of shares and net (loss) / income per share)

	For the six month period
	ended June 30,
	2011	2010
Revenues	$22,621	$28,290
Expenses:
Voyage expenses	7,023	11,873
Voyage expenses- related party (Note 3)	284	267
Vessel operating expenses	7,245	3,217
Vessel operating expenses -related party (Note 3)	779	304
General and administrative expenses	4,604	623
Vessel depreciation (Note 4)	8,011	3,304

Operating (loss) / income	$(5,325)	$8,702

Other income (expense), net:
Interest expense and finance cost	(2,705)	(986)
Interest and other income/(expense)	57	328

Total other (expense), net	(2,648)	(658)

Net (loss) / income	(7,973)	$8,044

Net (loss) / income per share (basic and diluted) (Note 9):	$(0.51)	$0.80
Weighted-average number of shares Common shares (basic and diluted)	13,500,000	7,906,077
Class B shares (basic and diluted)	2,105,000	2,105,263
Total shares (basic and diluted)	15,605,263	10,011,340
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CRUDE CARRIERS CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands of United States Dollars, except number of shares)

							Retained
		Common Stock		Class B Stock			Earnings /	Total
	Comprehensive	Number of		Number of		Additional paid-in	(accumulated	Stockholder's
	Income/loss	Shares	Par Value	Shares	Par Value	capital	deficit)	Equity
Balance at January 1, 2010		—	$—	2,105,263	$—	$18,500	$28,360	$46,860

Net income	8,044						8,044	8,044
Additional paid-in capital of the contributed company retained by CMTC		—	—	—		(18,500)	—	(18,500)
Distribution of the contributed Company’s retained earnings to CMTC as of March 30, 2010		—	—	—	—	—	(30,429)	(30,429)
Issuance of 13,500,000 common shares (Note 7)		13,500,000	2	—	—	237,797	—	237,799
Issuance of 2,105,263 Class B shares to Crude Carriers Investment Inc (Note 7)		—	—	—	—	40,000	—	40,000
Difference of net book value of the M/T Miltiadis M II over the cash consideration paid to CMTC (Note 7)		—	—	—	—	4,158	—	4,158
Purchase commission paid to CMTC (Notes 3, 7)		—	—	—	—	(1,930)	—	(1,930)
Comprehensive income	8,044

Balance at June 30, 2010	—	13,500,000	$2	2,105,263	—	$280,025	$5,975	$286,002

Balance at January 1, 2011		13,894,400	$2	2,105,263	$—	$280,793	$(3,175)	$277,620

Net loss	(7,973)						(7,973)	(7,973)
Dividends of $0.55 per share declared and paid to shareholders.		—	—	—	—	.-	(8,801)	(8,801)
Issuance of additional common stock according to the Company’s equity incentive plan (Note 8)		5,000	—	—	—	—	—	—
Share based compensation expense (Note 8)		—	—	—	—	1,050	—	1,050
Comprehensive loss	(7,973)

Balance at June 30, 2011	—	13,899,400	$2	2,105,263	—	$281,843	$(19,949)	$261,896

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CRUDE CARRIERS CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of United States Dollars, except number of shares and earnings per share)

	For the six months period
	ended June 30,
	2011	2010
Cash flows from operating activities:
Net (loss) / income	$(7,973)	$8,044
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Vessel depreciation	8,011	3,304
Amortization of deferred charges	135	426
Share based compensation expense (Note 8)	1,050	—
Changes in operating assets and liabilities:
Trade accounts receivable	1,442	(20,807)
Due from related parties	—	1,878
Prepayments and other assets	103	(374)
Inventories	(1,586)	(4,334)
Trade accounts payable	3,108	6,266
Due to related parties	597	(1,585)
Accrued liabilities	589	3,535

Net cash provided by / (used in) operating activities	5,476	(3,647)

Cash flow for investing activities:
Vessels’ acquisition	(24)	(398,948)
Additions in restricted cash	—	(5,000)

Net cash used in investing activities	(24)	(403,948)

Cash flows from financing activities:
Proceeds from issuance of long term debt	—	134,580
Loan’s issuance costs	—	(1,370)
Offering proceeds	—	278,545
Offering expenses paid	—	(590)
Commissions payable for vessel aquition	—	(965)
Repayments of related party debt	—	(791)
Dividends paid	(8,801)	—

Net cash (used in)/provided by financing activities	(8,801)	409,409

Net (decrease) / increase in cash and cash equivalents	(3,349)	1,814
Cash and cash equivalents at beginning of the period	10,925	1

Cash and cash equivalents at end of period	$7,576	$1,815

Supplemental Cash Flow Information
Cash paid for interest	$2,718	$113
Non Cash Investing and Financing activities
Net liabilities assumed by CMTC upon contribution of vessel to the Company (Note 6)	—	56,908
Difference of net book value of the M/T Miltiadis M II over the cash consideration paid to CMTC	—	4,158
Capital and dry docking expenditures included in liabilities at the end of the period.	676	209
Unpaid purchase commissions	—	965
Offering included in liabilities at the end of the period	—	158
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CRUDE CARRIERS CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars)
1. Basis of Presentation and General Information
     Crude Carriers Corp. (the “Company” or “CRU”) was formed on October 29, 2009, under the laws of the Republic of The Marshall Islands, as a wholly owned subsidiary of Crude Carriers Investments Corp. (“CCI”).
     The Company’s purpose is to acquire and operate a fleet of crude tankers that transport mainly crude oil and fuel oil along worldwide shipping routes. The Company focuses on the spot market, including all types of spot market-related engagements such as single voyage or short-term time charters, but retains the ability to evaluate and enter into longer-term period charters, including time and bareboat charters.
     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated financial statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 18, 2011.
     These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2011 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2011.
     On May 5, 2011 the Company entered into a definitive agreement to merge with Capital Product Partners L.P. (“CPP”), a limited partnership which was organized in 2007, under the laws of the Republic of the Marshall Islands, in a unit for share transaction. CPP’s common units are trading on the Nasdaq Stock Exchange since March 29, 2007. The exchange ratio is 1.56 CPP common units for each CRU share. Each of CPP and CRU established Special Committees, consisting entirely of independent directors, to negotiate the terms of the merger agreement, and each of the Special Committees has approved the transaction and recommended it to their respective boards of directors, which unanimously approved the transaction. The transaction is subject to customary closing conditions, including a class vote by the holders of common stock of CRU. Each of the CRU management team, Evangelos Marinakis, Chairman of the Board and CEO, Ioannis Lazaridis, President, Gerasimos Kalogiratos, CFO, and Crude Carriers Investments Corp., holder of all of the CRU’s Class B Common Stock, have entered into a support agreement pursuant to which they have agreed to vote their shares in favor of the transaction. CPP will be the surviving entity in the merger and will continue to be structured as a master limited partnership.

CRUDE CARRIERS CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars)
2. Significant Accounting Policies
     A discussion of the Company’s significant accounting policies can be found in the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2010 (the “Consolidated Financial Statements for the year ended December 31, 2010”). The company amended its significant accounting policies in order to include a new policy for deferred dry docking costs.
     Deferred dry docking costs: The Company’s vessels are required to be dry docked every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are under operation. The Company has adopted the deferral method of accounting for dry-dock activities whereby costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-dock activity. Deferred dry-docking costs consists of actual costs incurred at the dry-dock yard; cost of travel, lodging and subsistence of our personnel sent to the dry-docking site to supervise; and the cost of hiring a third party to oversee the dry-docking. Deferred dry docking costs as of June 30, 2011 were $306.
3. Transactions with Related Parties
     Since March 17, 2010, the Company and its subsidiaries have related-party transactions with Capital Ship Management Corp. (the “Manager”), that provides management services to the Company such as commercial, technical, administrative, investor relations and strategic services.
     Commercial services primarily involve vessel chartering and vessel sale and purchase. For the commercial services the Company pays to the Manager a fee equal to 1.25% of all gross revenues and 1% sale and purchase fee of the gross purchase or sale price of each vessel. Total management fee charged by the Manager in relation to the commercial fee of 1.25% for the six months periods ended June 30, 2011 and 2010 amounted to $284 and $267, respectively and is included in “Voyage expenses — related party” in the unaudited condensed consolidated statements of operations. As of June 30, 2010 the sales and purchase fee of 1% payable to the Manager on gross acquisition price of the M/T Alexander the Great, the M/T Achilleas, the M/T Amourex and the M/T Aias amounting to $3,254 was recorded in the case of the M/T Aias and the M/T Amoureux as vessels’ cost ($662 for each vessel) and in the case of the M/T Alexander the Great and the M/T Achilleas as a reduction to the Company’s Stockholders’ Equity ($965 for each vessel) (Note 7). As of June 30, 2010 the sales and purchase fee of 1% on gross acquisition price of the M/T Achilleas amounted to $965 and was due to the Manager and included in “Due to related parties” in the unaudited condensed consolidated balance sheets.
     Technical services primarily include vessel operation, maintenance, obtaining appropriate insurance, regulatory, vetting and classification society compliance, purchasing and crewing. For the technical services the Company pays to the Manager a fee of $0.9 per day per vessel. For the six month periods ended June 30, 2011 and 2010 total management fee charged by the Manager for technical services amounted to $779 and $304, respectively and is included in “Vessel operating expenses — related party” in the unaudited condensed consolidated statements of operations.

CRUDE CARRIERS CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars)
3. Transactions with Related Parties — Continued:
     For the period from January 1, 2010 through March 30, 2010, the line item “Vessel operating expenses — related party” in the unaudited condensed consolidated statements of operations reflect management fees of $134 which were paid to Capital Maritime and Trading Corp. (“CMTC”) by the vessel owning company of the M/T Miltiadis M II while it was operated as part of CMTC’s fleet. During this period prior to the successful closing of the Company’s initial public offering, both CMTC and the vessel owning company of the M/T Miltiadis M II were under common control.
     Pursuant to the management agreement the Company reimburses the Manager for all of its direct and indirect costs, expenses and liabilities incurred in providing services to the Company, including, but not limited to, employment costs for any personnel of the Manager for time spent on matters related to providing services to the Company. The Company also reimburses the Manager all the payments that the Manager makes on behalf of the Company. Total fees charged by the Manager in relation to the administrative services agreement for the six month period ended June 30, 2011 were $179 respectively and are included in “General and administrative expenses” in the unaudited condensed consolidated statements of operations. For the three month period ended June 30, 2010 and for the period from March 17, 2010 to June 30, 2010 the Manager did not charge the Company for such services.
     The vessel owning company of the M/T Miltiadis M II had related party transactions with CMTC and its subsidiaries including the Manager before its acquisition by the Company on March 30, 2010 mainly for the following reasons:
•	Capital contribution from CMTC;
•	Loan agreements that CMTC entered into, acting as the borrower, for the financing of the acquisition of the M/T Miltiadis M II;
•	Manager payments on behalf of the vessel owning company and hire receipts from charterers;
•	Management agreement for providing services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services with different terms and conditions than the management agreement that CRU entered into with CMTC upon the closing of the Offering; and
•	Funds advanced to and received from entities with common ownership.

CRUDE CARRIERS CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars)
3. Transactions with Related Parties — Continued:
     Balances with related parties consisted of the following:

	As of	As of
	June 30, 2011	December 31, 2010
Due to Related Parties:
CMTC — payments on behalf of CRU and other (a)	$2,930	$2,333

Total due to related parties	$2,930	$2,333

     Statement of operations includes the following transaction with related parties:

	For the six month periods
	ended June 30,
	2011	2010
Voyage expenses	284	267
Vessel operating expenses	779	304
General and administrative expenses (b)	845	209
Interest expense and finance cost (c)	—	108
(a)	CMTC — payments on behalf of CRU: The amount outstanding as of June 30, 2011 and December 31, 2010 represents payments to the Manager on behalf of CRU and management fees.
(b)	General and administrative expenses: include consultancy fees and employment costs for consultants and personnel of the Manager and its affiliates.
(c)	CMTC Loan: Interest expense for the related-party loan for the period from January 1, 2010 through March 30, 2010 amounted to $108.
     On March 31, 2010 the balance of the related party loan for the M/T Miltiadis M II amounting to $31,669 was fully repaid by CMTC.

CRUDE CARRIERS CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars)
4. Vessels
     An analysis of vessels, net is as follows:

	As of	As of
	June 30, 2011	December 31, 2010
Cost:
Vessel cost	416,962	416,593
Less: accumulated depreciation	(31,635)	(23,624)

Vessels, net	$385,327	$392,969

     All of the Company’s vessels as of June 30, 2011 have been provided as collateral to secure the Company’s credit facility (Note 5).
5. Long Term Debt
     Long-term debt consists of the following:

			As of June 30,	As of December 31,
	Bank Loans	Vessels Acquired	2011	2010
(i)	Issued on June 2, 2010 maturing in March 2015	M/T Aias	$59,580	$59,580
(ii)	Issued on June 22, 2010 maturing in March 2015	M/T Achilleas	$75,000	$75,000

	Total		$134,580	$134,580

	Less: Current portion		(19,305)	(9,652)

	Long-term portion		$115,275	$124,928

     On March 31, 2010 the Company entered into a loan agreement with Nordea Bank Finland PLC, London branch for a $100,000 revolving credit facility. On April 22, 2010 the Company replaced the loan agreement of $100,000 with a revolving credit facility of $150,000 by increasing the commitment amount by $50,000. Of the $150,000 an amount of up to $140,000 (the “Acquisition facility”) can be used to finance the acquisition of crude oil carriers and an amount of up to $10,000 (the “Working Capital facility”) can be used for general corporate services. On June 2, 2010 and June 22, 2010 the Company drew from the Acquisition facility the amounts of $59,580 and $75,000 in order to partially finance the acquisition of the M/T Aias and the M/T Achilleas, respectively. On September 30, 2010 the Company amended and restated its revolving credit facility to increase its borrowing capacity from $150,000 to $200,000 of which the amount which can be used for general corporate services remained unchanged at $10,000. Furthermore in accordance with the amendment dated September 30, 2010, the Company has the option to convert the revolving credit facility into a term loan facility twelve months following any drawn down. On May 17, 2011 the Company exercised its option to convert the revolving credit facility into a term loan facility and converted the two advances of the revolving credit facility into a term loan. The repayment schedule of this term loan is based on a nine year amortization profile from the delivery date of the respective vessel from the shipyard with final payment due in March 2015, the termination date. The amortization of any outstanding amount under this credit facility is expected to start in September 2011. As a result of this conversion the margin of the credit facility has increased to 3.25% from 3%. The loan commitment fees are calculated at 1% per annum on any undrawn amount and are paid quarterly.
CRUDE CARRIERS CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars)
5. Long Term Debt -Continued
     As of June 30, 2011 and December 31, 2010 the amount of $65,420 of the Company’s revolving credit facility had not been drawn down. Loan interest expense for the three and six month period ended June 30, 2011 amounted to 2,210. For the three and six month period ended June 30, 2010 loan interest expense amounted to $223. The interest rates as of June 30, 2011 and December 31, 2010, were 3.% and 3.29%, respectively. As of June 30, 2011 and December 31, 2010 the Company was in compliance with all financial covenants.
     Repayments to be made under the Company’s credit facility subsequent to June 30, 2011 are as follows:

	Bank loans repayment schedule
For the twelve month period	i	ii	Total
ended June 30,
2012	9,930	9,375	19,305
2013	9,930	9,375	19,305
2014	9,930	9,375	19,305
2015	29,790	46,875	76,665

Total	$59,580	$75,000	$134,580

6. Cash Flow
     The following assets and liabilities were included in the balance sheet of the vessel owning company of the MT Miltiadis M II, however, these amounts were retained by CMTC on March 30, 2010 when the shares of the vessel-owning company of the M/T Miltiadis M II were transferred from CMTC to the Company. The unaudited condensed consolidated statement of cash flow for the six month period ended June 30, 2010 is adjusted accordingly to exclude the following assets and liabilities as they did not result in cash inflows or outflows in the unaudited condensed consolidated financial statements of the Company:

Period ended March 30, 2010
Cash and cash equivalents	$—
Trade receivables	2,741
Prepayments and other assets	153
Inventories	1,255
Deferred charges	50

Total assets	4,199

Trade accounts payable	1,191
Due to related parties	27,768
Accrued liabilities	479
Borrowings	31,669
Total liabilities	61,107

Net liabilities assumed by CMTC upon contribution to the Company	56,908

CRUDE CARRIERS CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars)
7. Stockholder’s Equity
     The Company was formed on October 29, 2009. The initial authorized capital stock of the Company consisted of 100 shares of capital stock, par value $1.00 per share, all of which had been issued to CCI. On March 1, 2010, the Company adopted an amendment and restatement to the articles of incorporation. According to this amendment, the Company changed the par value of its Common Stock to US$0.0001 and restated its authorized capital to 1,000,000,000 shares of Common Stock, par value US$0.0001 per share, 100,000,000 shares of Class B Stock, par value US$0.0001 per share, and 100,000,000 shares of preferred stock, par value US$0.0001 per share. The Company’s initial capital stock of 100 shares issued and outstanding remained outstanding until the closing of the Company’s offering on March 17, 2010 at which time it was surrendered. Upon the completion of the Offering the Company’s Stock consisted of 13,500,000 Common shares and 2,105,263 Class B shares.
     As of June 30, 2011 the Company’s Stock consisted of 13,899,400 common shares, including 399,400 Common shares which were issued under the Company’s Equity Incentive Plan and 2,105,263 Class B shares.
     Stockholders’ Equity in the unaudited condensed consolidated Statement of Stockholders’ equity for the six months period ended June 30, 2011 reflects:
•	Net loss of $7,973;
•	Dividend distribution of $8,801;
•	Additional issuance of 5,000 common stock according to the Company’s equity incentive awards (Note 8); and
•	Share based compensation expense of $1,050.
     Stockholders’ Equity in the unaudited condensed consolidated Statement of Stockholders’ equity for the six months period ended June 30, 2010 reflects:
•	Capital contribution made by CMTC for the acquisition of the M/T Miltiadis M II in 2006 amounting to $18,500 which was retained by CMTC upon the completion of the Offering in March 2010;
•	A reduction of $30,429 that represents the cumulative earnings of the M/T Miltiadis M II retained by CMTC upon the vessel’s transfer to the Company;
•	Net proceeds of $277,799 from the Company’s Offering in NYSE on March 17, 2010 and the contribution of $40,000 by CCI;
•	Difference of $4,158 between the net book value of the M/T Miltiadis M II over the cash consideration paid to CMTC for the acquisition of the shares of the vessel owning company by the Company;
•	Net income of $8,044; and
•	Sale and Purchase commission of $1,930 on the gross acquisition price of the M/T Alexander the Great and M/T Achileas.

CRUDE CARRIERS CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars)
8. Equity Incentive Plan
     On March 1, 2010 the Company adopted an equity incentive plan. The purpose of this equity incentive plan is to promote the interests of the Company, and its stockholders by providing incentive compensation as a way to (a) attract and retain exceptional directors, officers, employees and consultants (including prospective directors, officers, employees and consultants), and (b) enable such persons to participate in the long-term growth and financial success of the Company in which the Company’s affiliates’ employees, directors and consultants will be eligible to participate. Members of the board of directors are considered to be employees (the “Employees”) of the Company while employees of the Company’s affiliates’ and other eligible persons under the plan are not considered to be employees of the Company (the “Non — Employees”). The plan provides for the award of restricted stock, restricted stock units, stock options, non-qualified stock options, stock appreciation rights and other stock or cash-based awards. On August 31, 2010 and March 16, 2011 the Board awarded 200,000 and 5,000 unvested shares, respectively to the Company’s Employees. On August 31, 2010 the Board also awarded 194,400 unvested shares to the Company’s Non-Employees. Awards granted to independent directors and the chairman of the board of the Company are considered to be awards to Company’s Employees and will vest in three equal annual installments. The awards to the Non Employees will vest on August 31, 2013.
     As of June 30, 2011 all of the awards granted were unvested. There were no forfeitures of awards during the six month period ended June 30, 2011 or for the year ended December 31, 2010. The Company estimates the forfeitures of unvested shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period. As of June 30, 2011, 600 shares remained unissued under the current equity incentive plan.
     All unvested shares are conditional upon the grantee’s continued service as a director or employee of the Company’s affiliates’ until the applicable vesting date. The unvested shares accrue dividends as declared and paid which are retained by the custodian of the Plan until the shares vest at which time they are payable to the grantee. As of June 30, 2011 the unvested shares accrued dividends of $297. As unvested share grantees accrue dividends on awards that are expected to vest, such dividends are charged to the Stockholder’s Equity.

	Non-Employee share based compensation
Unvested Shares	Shares	Award-date fair value
Unvested on January 1, 2011	194,400	$3,515
Granted	—	—
Vested	—	—
Forfeited	—	—

Unvested on June 30, 2011	194,400	$3,515

     For the three and six month period ended June 30, 2011 the share based compensation expense was $606 for the Employees awards and $445 for the Non-Employees awards. As of June 30, 2011, there was $2,680 of total unrecognized compensation cost related to Employees unvested share based compensation arrangements granted under the Plan based on the grant date share price of $18.1 on August 31, 2010 used for the valuation of the unvested shares awarded to Employees. That cost is expected to be recognized over a period of 2.2 years.

CRUDE CARRIERS CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars, except number of shares and earnings per share)
8. Equity Incentive Plan — Continued
     As of June 30, 2011, there was $1,804 of total unrecognized compensation cost related to Non-Employees unvested share based compensation arrangements granted under the Plan based on the closing share price of $13.45 on June 30, 2011 used for the valuation of the shares awarded to Non-Employees. That cost is expected to be recognized over a period of 2.2 years.
     The Company has used the straight-line method to recognize the cost of the awards.
9. Net (loss) / income per share
     The Company excluded the 399,400 unvested share awards in calculating diluted EPS for its shareholders as of June 30, 2011, as they were anti-dilutive. The unvested shares are participating securities because they receive distributions from the Company and these distributions do not have to be returned to the Company if the unvested shares are forfeited by the grantee. However, nonvested, participating common shares do not have a contractual obligation to share in the losses and were, therefore, excluded from the basic loss per share calculation for the six month period ended June 30, 2011 due to the net loss.
     The Company calculates basic and diluted net income or loss per share as follows:

	For the six month period
	ended June 30,
Numerators	2011	2010
Net (loss) / income available to common and class B shareholders	$(7,973)	$8,044

Denominators
Weighted average number of common and class B shares outstanding — basic and diluted	15,605,263	10,011,340
Net (loss) / income per share:
Basic and diluted	$(0.51)	$0.80
     The Company considers the issuance of Class B shares (Note 7) as an equity recapitalization and used the number of Class B shares of 2,105,263 to calculate net income per share for the period from January 1, 2010 to March 16, 2010.

CRUDE CARRIERS CORP.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars)
10. Commitments and Contingencies
     Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. The Company is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the unaudited condensed consolidated financial statements.
     The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, the Company is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the unaudited consolidated financial statements.
11. Subsequent Events
     Subsequent to June 30, 2011 no significant events have taken place that affects the financial statements of the company.